UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B 0A2

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Regains Compliance with NASDAQ Minimum Bid Price Requirement

On March 31, 2023, Visionary Education Technology Holdings Group Inc. (the “Company”) (NASDAQ: VEDU), an education provider headquartered in Toronto, Canada, received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("NASDAQ") confirming the Company has regained compliance with NASDAQ's minimum bid price requirement under Listing Rule 5550(a)(2). The Company regained compliance with Listing Rule 5550(a)(2) because for the last 18 consecutive business days from March 8, 2023 to March 31, 2023, the closing bid price of the Company’s common stock has been at $1.00 per share or greater. The matter is now closed.

"I am glad to see that our stock price has remained above $1.00, allowing us to regain NASDAQ compliance by demonstrating our achievements to investors , rather than resorting to a reverse stock split," said Ms. Fan Zhou, CEO of Visionary Education Technology Holdings Group Inc. "I have full confidence that by cooperating with our strategic partners, VEDU will position itself well and fuel its growth in the coming months.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: April 10, 2023	By:	/s/ Fan Zhou
Fan Zhou
Chief Executive Officer

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